
March 5, 2024

Jayme Mendal
Chief Executive Officer
EverQuote, Inc.
210 Broadway
Cambridge, Massachusetts 02139

> **Re: EverQuote, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2024**
> **File No. 333-277406**

Dear Jayme Mendal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffries Oliver-Li